FORM U-3A-2

                         File No. 69-267


               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

     Statement by Holding Company Claiming Exemption Under Rule
U-3A-2 from the Provisions of the Public Utility Holding Company
Act of 1935

              To Be Filed Annually Prior to March 1


                  FLORIDA PROGRESS CORPORATION
                        (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:


1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 1998.

Name/                              Location and
(State of Organization)            Nature of Business

                           Claimant

Florida Progress Corporation       Principal Executive Office
(Florida)                          located at One Progress Plaza
                                   St. Petersburg, Florida 33701
                                   Holding Company

               Subsidiaries of Florida Progress Corporation

Florida Power Corporation          St. Petersburg, Florida,
(Florida)                          Electric Utility

Progress Capital Holdings, Inc.    St. Petersburg, Florida
(Florida)                          Downstream Holding Company

Progress Provisional Holdings,     Florida, Investment in
(Florida)                          Real Estate

FPC Del, Inc. (Delaware)           Delaware, Holder of accounts
                                   receivable

               Subsidiaries of Florida Power Corporation

Energy Solutions, Inc.             Non-regulatory Product
(Florida)                          Marketing and Sales

              Subsidiaries of Progress Capital Holdings, Inc.

Mid-Continent Life Insurance       Alabama, Arizona, Arkansas,
Company (Oklahoma)                 California, Colorado, Florida,
                                   Georgia, Idaho, Illinois,
                                   Indiana, Iowa, Kansas,
                                   Kentucky, Louisiana, Michigan,
                                   Minnesota, Mississippi,
                                   Missouri, Montana, Nebraska,
                                   Nevada, New Mexico, North
                                   Carolina, North Dakota, Ohio,
                                   Oklahoma, Oregon, S. Carolina,
                                   S. Dakota, Tennessee, Texas,
                                   Utah, Virginia, Washington,
                                   W. Virginia, Wisconsin, and
                                   Wyoming, Life Insurance

PIH, Inc. (Florida)                Florida, International Power
                                   Production Projects

Progress Reinsurance Company,      Grand Cayman,
Ltd. (Cayman Islands)              Cayman Islands, B.W.I.,
                                   Captive Insurance Company

Progress Telecommunications,Inc.   Florida, Provides Wholesale
(Florida)                          Telecommunications Capacity
                                   Service

Progress-Centrus, Inc.             Florida, Participates in
(Florida)                          Retail Marketing Alliance

Progress Energy Corporation        Florida, Development of
(Florida)                          Independent and Cogeneration
                                   Power Projects

Progress Holdings, Inc.            Florida, Participates in
(Florida)                          Marketing Alliance to Multi-
                                   Site Electric Customers

Electric Fuels Corporation         Florida, Kentucky, Texas,
(Florida)                          Virginia, Ohio and West
                                   Virginia, Sale and Mining
                                   of Coal

                 Subsidiary of Progress-Centrus, Inc.

Centrus, LLP (Indiana)             Colorado, Florida, Texas
                                   and New Mexico, Marketing

             Subsidiaries of Progress Energy Corporation

PEC Fort Drum, Inc.                New York, Holder of Indirect
(Florida)                          Interest in Cogeneration
                                   Project

Progress Desal, Inc.               Florida, Development and
(Florida)                          Operation of a Desalination
                                   Project for the Supply of
                                   Potable Water

Progress Power Marketing, Inc.     Florida, Inactive
(Florida)

                  Subsidiary of PIH, Inc.

ep3 L.L.C.                         Delaware, International
(Delaware)                         Marketing Alliance for
                                   Development of Power
                                   Generation Projects


               Subsidiary of Progress Holdings, Inc.

Cadence Network, LLC               Ohio, Marketing of Energy
(Ohio)                             Supply Services

              Subsidiaries of Electric Fuels Corporation

Awayland Coal Company, Inc.        Kentucky and Virginia,
(Kentucky)                         Partner in Powell Mountain
                                   Joint Venture, Coal Mining

COMCO of America, Inc.             Inactive
(Florida)

Dixie Fuels Limited                Texas, Owner/Operator of
(partnership) (Texas)              Oceangoing Barges and Tugs

Dixie Fuels II, Limited            Texas, Owner/Operator of
(partnership) (Texas)              Marine Transportation
                                   Equipment, Terminalling and
                                   Transporting Bulk Cargoes

Homeland Coal Company, Inc.        Kentucky and Virginia, Partner
(Kentucky)                         in Powell Mountain Joint
                                   Venture, Coal Mining

Kentucky May Coal                  Kentucky and Ohio, Mining and
Company, Inc. (Virginia)           Operation of Coal Facilities

Little Black Mountain Coal         Kentucky and Virginia, Partner
Reserves, Inc. (Kentucky)          in Dulcimer Land Company

Little Black Mountain Land         Kentucky and Virginia, Owner
Company (Kentucky)                 of Coal Property

MEMCO Barge Line, Inc.             Missouri and Louisiana,
(Delaware)                         Owner, Manager and Broker
                                   of River Barges and Towboats

Mesa Hydrocarbons, Inc.            Colorado, Owner of Natural
(Florida)                          Gas Reserves and Wells

Powell Mountain, Inc.              Virginia, Interest in Coal
(Virginia)                         Mine Operations

Progress Land Corporation          Kentucky, Ownership and
(Florida)                          Management of Coal Reserves

Progress Materials, Inc.           Florida, Commercialization and
(Florida)                          Manufacture of Aardelite
                                   Aggregate

Progress Metal Reclamation         Kentucky, Ohio, and West
Company (Kentucky)                 Virginia, Railcar Scrapping
                                   and Repair, and Metal
                                   Recycling

Progress Rail Services             Alabama, Arkansas, California,
Corporation (Alabama)              Colorado, Georgia, Florida,
                                   Illinois, Indiana, Iowa,
                                   Kentucky, Louisiana, Nebraska,
                                   Mississippi, Missouri, New
                                   Jersey, Pennsylvania, South
                                   Carolina, Tennessee, Texas,
                                   Wyoming, Alberta and Quebec,
                                   Repair and Service of Railcars

              Subsidiary of Awayland Coal Company, Inc.

Powell Mountain Joint Venture      Kentucky and Virginia,
(partnership)(Virginia)            Coal Mining

             Subsidiary of Homeland Coal Company, Inc.

Powell Mountain Joint Venture      Kentucky and Virginia,
(partnership)(Virginia)            Coal Mining

              Subsidiaries of Kentucky May Coal Company, Inc.

Diamond May Coal Company           Kentucky, Mining and Operation
(Kentucky)                         of Coal Facilities

Cincinnati Bulk Terminals, Inc.    Ohio and Kentucky, Sale and
(Delaware)                         Terminalling of Coal and
                                   Other Bulk Commodities

Kentucky May Mining Company        Kentucky, Coal Mining
(Florida)

            Subsidiary of Cincinnati Bulk Terminals, Inc.

Kanawha River Terminals, Inc.      West Virginia and Kentucky,
(Florida)                          Sale and Terminalling of Coal

Marigold Dock, Inc. (Alabama)      Kentucky, Owner of Coal
                                   Loading Facility

             Subsidiary of Kanawha River Terminals, Inc.

Colona Sub No. 2, LLC              Indiana, Partner in Colona
(Indiana)                          SynFuel Limited Partnership,
                                   L.L.L.P., Producer and Seller
                                   of Solid Synthetic Fuel

             Subsidiary of Diamond May Coal Company

Diamond May Mining Company         Kentucky, Coal Mining
(Florida)

     Subsidiary of Little Black Mountain Coal Reserves, Inc.

Dulcimer Land Company              Kentucky and Virginia,
(partnership)(Kentucky)            Management of Coal Reserves

             Subsidiaries of MEMCO Barge Line, Inc.

Elmwood Marine Services, Inc.      Louisiana, Kentucky and
(Louisiana)                        W. Virginia, Fleeting,
                                   Washing and Repair of Barges;
                                   Ownership Interest in Inter-
                                   national Marine Terminals
                                   Partnership

          Subsidiaries of Elmwood Marine Services, Inc.

Conlease, Inc.                     Louisiana, Owner of
(Louisiana)                        Batture Leases

International Marine Terminals     Louisiana, Owner/Operator
Partnership (partnership)          of Bulk Materials Terminal
(Louisiana)

         Subsidiary of International Marine Terminals Partnership

I.M.T. Land Corp.                  Louisiana, Owner of
(Louisiana)                        Terminal Land

               Subsidiaries of Powell Mountain, Inc.

PMCC, Inc.                         Virginia, Interest in Coal
(Virginia)                         Mine Operation

Powell Mountain Coal               Virginia and Kentucky,
Company, Inc. (Virginia)           Interest in Coal Mine
                                   Operation

           Subsidiary of Powell Mountain Coal Company, Inc.

Murphy Land Company, Inc.          Kentucky and Virgiia,
(Virginia)                         Partner in Dulcimer Land
                                   Company and Owner of Coal
                                   Property

            Subsidiaries of Progress Rail Services Corporation

Chemetron-Railway Products,        Colorado, Delaware, Georgia,
Inc. (Delaware)                    Iowa, Illinois, Kentucky,
                                   Missouri, Montana, New Jersey,
                                   Ohio, Pennsylvania, Wyoming,
                                   British Columbia and Manitoba,
                                   Rail Welding Services and
                                   Manufacturing, Sale and Lease
                                   of Welding and Rail Handling
                                   Equipment

FM Industries, Inc.                Texas, Manufacture & Repair
(Texas)                            of Railcar Parts

Kentuckiana Railcar Repair &       Indiana, Railcar Repair
Storage Facility, LLC              Facility
(Indiana)

PRS International Sales            Virgin Islands, Foreign
Company, Inc. (Virgin Islands)     Sales Corporation Agent

Railcar, Ltd.                      Georgia, Railcar Equipment
(Georgia)                          Leasing and Selling and
                                   Railcar Rolling Stock
                                   Management

Southern Machine and Tool          Georgia and California,
Company (Georgia)                  Machine Shop Design and
                                   Fabrication, Manufacture of
                                   Equipment and Railcar
                                   Wheelshop

United Industries, Inc.            Kentucky, Railcar Repair
(Kentucky)                         Facility

                   Subsidiary of United Industries, Inc.

Kentuckiana Railcar Repair &       Indiana, Railcar Repair
Storage Facility, LLC              Facility
(Indiana)

                   Subsidiaries of Railcar, Ltd.

Grupo Fyl, S.A. de C.V.            Mexico, Marketing, Leasing,
(Mexico)                           and Selling Railcars

Servicios Ferroviarios Progress,   Mexico, Mexican Holding
S. de R.L. de C.V. (Mexico)        and Operating Limited
                                   Liability Company

         Subsidiary of Servicios Ferroviarios Progress,
                     S. de R.L. de C.V.

Servicios Administrativos Fyl,      Mexico, Personnel and
S. de R.L. de C.V. (Mexico)         Administrative Services
                                    Limited Liability Company
                                    for Servicios Ferroviarios
                                    Progress

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Florida Progress Corporation ("Progress") owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission, and distribution of natural or manufactured gas.

     Florida Power Corporation ("Power") renders electric service to approximately 1.3 million customers in central and northern Florida (the "State") and along the west coast of the State. Power is the only public utility subsidiary of Progress that owns properties used for the generation, transmission, and distribution of electric energy, and all such property is located within the State. Power provides electric service in 32 of the State's 67 counties. Its service territory, covering about 20,000 square miles, includes the rapidly growing areas around Orlando, and the densely populated Gulf Coast cities of St. Petersburg and Clearwater.

     As of December 31, 1998, Power's total net winter generating capacity was 7,727 megawatts ("MW"). This capacity is generated by thirteen steam units with a capacity of 4,661 MW and forty-five combustion turbine units with a capacity of 3,066 MW. Approximately 53% of Power's capacity is in two locations. Five steam plants totaling 3,031 MW, including Power's 90.4% share, representing 755 MW, of one nuclear unit, are located at Crystal River in Citrus County, Florida. Two steam plants totaling 1,034 MW are located at Anclote in Pasco County, Florida. The remaining steam plants and the combustion turbine units are located in Florida in Pinellas, Volusia, Osceola, Highlands, Polk, Orange, Suwannee and Alachua counties.

     Power owns 363 substations having an aggregate transformer capacity of 43,255,840 kilivolt amperes. The transmission system consists of approximately 4,669 circuit miles of high voltage transmission lines, of which 2,646 circuit miles are operated at 500, 230 or 115 kilivolts ("KV") and the balance at 69 KV. Power has numerous interconnection points with other generating utilities within the State and seven interconnections with Georgia Power Company, which permit Power to receive energy from and deliver it to Georgia. Power has 23,723 circuit miles of distribution lines which operate at various voltages ranging from 2.4 to 25 KV.

3.   THE FOLLOWING INFORMATION FOR THE LATEST CALENDAR YEAR
     (1998) WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY
     PUBLIC UTILITY COMPANIES:

     (A)  NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT
          RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR
          MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     (b)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS DISTRIBUTED AT
          RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH
          COMPANY IS ORGANIZED.

     (c)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE
          OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS
          ORGANIZED, OR AT THE STATE LINE.

     (d)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE
          STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR
          AT THE STATE LINE.

     Claimant:  None

     Florida Power Corporation:                   (In Millions)

         (a)   Number of KWH of electric
               energy sold

                                                 Associated
                                                  Revenues
             State                KWH          ($ in millions)

             Florida            37,251.1            2,596.0


         (b)   Number of KWH of electric
               energy distributed at retail
               outside the State                        None

         (c)   Number of KWH of electric
               energy sold at wholesale
               outside the State or at the
               State line                               475.6

                                            Associated
                                             Revenues
               State*           KWH      ($ in millions)

               Alabama         108.6         4.524
               Connecticut      ---          0.001
               Georgia         103.3         2.588
               Kentucky         67.1          2.311

               Maryland         34.5         1.734
               Missouri          5.3         0.167
               North Carolina    0.2         0.020
               Oklahoma          0.1         0.009
               Tennessee         1.2         0.029
               Texas           154.6         8.036
               Virginia          0.7         0.039

                               475.6         19.458

         (d)   Number of KWH of electric
               energy purchased outside the
               State or at the State line             2,111.0

                                             Associated
                                              Revenues
               State*           KWH       ($ in millions)

               Alabama        1,879.9      84.187
               Connecticut       10.8       0.431
               Georgia           62.0       2.421
               Kentucky          46.4       1.673
               Maryland           ---      (0.443)
               Missouri           8.3       0.427
               New York           8.2       0.254
               Pennsylvania      39.0       2.182
               Texas             45.6       2.292
               Virginia          10.8       0.738

                              2,111.0      94.162


*States designated represent the location of the headquarters of the companies to/from whom Florida Power Corporation has sold/ purchased KWH. Deliveries may have occurred at the Florida/
Southern interconnect or elsewhere.

4.   THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH
     RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR
     INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING
     MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     (B)  NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN
          SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF
          THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (D)  CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN
          UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S)
          BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM
          COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR
          GOODS SOLD AND FEES OR REVENUES UNDER SUCH
          AGREEMENT(S).


                               None

                          EXHIBIT A
                      FINANCIAL STATEMENTS

Exhibit
Number                     Description of Exhibit


99.(A) Consolidating statements of income and retained earnings for the calendar year 1998 together with the consolidating balance sheet as of December 31, 1998 for Florida Progress Corpora-tion and its first-tier subsidiaries: Progress Capital Holdings, Inc., FPC Del, Inc., Progress Provisional Holdings, Inc., and Florida
               Power Corporation.

99.(B) Consolidating statements of income and retained earnings for the calendar year 1998, together with the consolidating balance sheet as of December 31, 1998 for Progress Capital Holdings, Inc. and its first-tier subsidiaries: Progress Holdings, Inc., Mid-Continent Life Insurance Company, Progress Reinsurance Company, Ltd., Progress Energy Corporation, Progress-Centrus, Inc., PIH, Inc., Progress Telecommunications, Inc., and Electric Fuels Corporation.




                             EXHIBIT B

                       FINANCIAL DATA SCHEDULE

Exhibit No.

27             Financial Data Schedule for Florida Progress
               Corporation.








                             EXHIBIT C

            ORGANIZATIONAL CHART SHOWING RELATIONSHIP
                  OF EACH EWG OR FOREIGN UTILITY



               None.

                                SIGNATURES


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 22nd day of February, 1999.


                                   FLORIDA PROGRESS CORPORATION


                                   By: /s/ Jeffrey R. Heinicka
                                   ____________________________
                                       Jeffrey R. Heinicka
                                   Senior Vice President and
                                   Chief Financial Officer



(Corporate Seal)

Attest:


By: /s/ Douglas E. Wentz
   _________________________________
        Douglas E. Wentz
       Assistant Secretary





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                     Kenneth E. Armstrong
              Vice President and General Counsel
                Florida Progress Corporation
                      P.O. Box 33042
               St. Petersburg, Florida 33733
                      (727)  820-5153

                              EXHIBIT INDEX


                          Description of Exhibit
Exhibit
Number


27             Financial Data Schedule for Florida Progress
               Corporation.

99.(A) Consolidating statements of income and retained earnings for the calendar year 1998 together with the consolidating balance sheet as of December 31, 1998 for Florida Progress Corpora-tion and its first-tier subsidiaries: Progress Capital Holdings, Inc., FPC Del, Inc., Progress Provisional Holdings, Inc., and Florida
               Power Corporation.

99.(B) Consolidating statements of income and retained earnings for the calendar year 1998, together with the consolidating balance sheet as of December 31, 1998 for Progress Capital Holdings, Inc. and its first-tier subsidiaries: Progress Holdings, Inc., Mid-Continent Life Insurance Company, Progress Reinsurance Company, Ltd., Progress Energy Corporation, Progress-Centrus, Inc., PIH, Inc., Progress Telecommunications, Inc., and Electric Fuels Corporation.